SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Ryanair Holdings Plc

26th May 2006


Re: Holding in Company


A Letter from Fidelity International dated 23rd May 2006 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 26th May 2006.


Re: Section 67, Companies Act Notice of Interest in Voting Shares


Enclosed are amended notifications of disclosable interests under the Irish Companies Act 1990. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act.
  The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

If you have any questions please contact Teresa Garry on email.

Fil-regulatoryreporting@uk.fid-intl.com  or via Fax on 01737 837 450.


Yours faithfully

Teresa Garry
Regulatory Reporting Analyst


Amendment 36


NOTIFICATIONS UNDER SECTION 67 - IRISH COMPANIES ACT


1.        Company in which shares are held: Ryanair Holdings PLC

2.        Notifiable Interest: Ordinary Shares

          (A) FMR Corp.
              82 Devonshire Street
              Boston, MA 02109

              Parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered Bank which acts as a trustee or investment manager of various pension and trust accounts.

              (See Schedule A for listing of Registered Shareholders and their holdings).


          (B) Fidelity International Limited (FIL)
              P.O. Box HM 670
              Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion

(FIGEST, Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management
(FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International
(FII), investment managers for various non-US investment companies and institutional clients.


3.      The notifiable interests also comprise the notifiable interest of:

        Mr. Edward C. Johnson 3d
        82 Devonshire Street
        Boston, MA 02109

        A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a Right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Jared K Siddle

Director - Head of Risk Management

Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter, by and on behalf of FMR Corp and its direct and indirect
Subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Schedule A


Security: Ryanair Holdings Plc

Current ownership percentage:                     13.95%

Total Shares Held                                 107,567,110

Shares in issue;                                  770,844,837

Change in holdings since last filing:            (2,157,169) ordinary shares


Shares Held         Management Company         Nominee/Registered name
    439,000                FMTC                STATE STREET BANK AND TR CO
    335,950                FMTC                JPMORGAN CHASE BANK
      4,000                FMTC                CIBC MELLON TRUST
 42,682,785               FMRCO                BROWN BROTHERS HARRIMAN AND CO
 19,034,000               FMRCO                JPMORGAN CHASE BANK
  4,864,550               FMRCO                MELLON BANK N.A.
  2,087,500               FMRCO                CITIBANK NA
    263,000               FMRCO                STATE STREET BANK AND TR CO
  2,330,000                FIL                 JP MORGAN, BOURNEMOUTH
  1,696,703                FPM                 JP MORGAN, BOURNEMOUTH
    283,054                FPM                 NORTHERN TRUST LONDON
    254,096                FPM                 STATE STR BK AND TR CO LNDN (S
    100,105                FPM                 BANK OF NEW YORK BRUSSELS
  7,097,931                FISL                JP MORGAN, BOURNEMOUTH
 24,340,312                FIL                 BROWN BROS HARRIMAN LTD LUX
    865,041                FIL                 BANK OF NEW YORK BRUSSELS
    305,983                FIL                 NORTHERN TRUST LONDON
    136,600                FIL                 BNP PARIBAS, PARIS
    110,200                FIL                 BNP PARIBAS, PARIS (c)
    336,300               FIGEST               CDC FINANCE




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 May 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director